SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [X]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Telstra Corporation Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Telstra Corporation Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
American Depositary Shares
(Title of Class of Subject Securities)

87969N204 (Ordinary Shares)
87969N204 (American Depositary Receipts)
(CUSIP Number of Class of Securities)

Douglas Gration, Company Secretary
Telstra Corporation Limited
242 Exhibition Street
Melbourne, Victoria 3000
AUSTRALIA
Telephone: +61 3 9631 1111
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
125 Broad St
New York, New York 10004

November 3, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(A) Telstra Buy-Back Tender Booklet

(B) TESOP Buy-Back Document for Telstra Employees (as defined in the Telstra Buy-Back Tender Document)

(C) Explanatory letter to holders of American Depositary Shares

Part II - Information not required to be sent to Security Holders

Exhibits:

(1) Australian Stock Exchange Announcement dated 3 October 2003

(2) Telstra Annual Report 2003

(3) Telstra Annual Review 2003

(4) Telstra 2003/2004 First Quarter Market Update

Part III – Consent to Service of Process

Telstra Corporation Limited is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **Telstra Corporation Limited**

By: /s/ Douglas Gration

Name: Douglas Gration

Title: Company Secretary

Exhibit Index

Exhibit No.	*Document*
A	Telstra Buy-Back Tender Booklet
B	TESOP Buy-Back Document for Telstra Employees (as defined in the Telstra Buy-Back Tender Document)
C	Explanatory letter to holders of American Depositary Shares
99.1	Australian Stock Exchange Announcement dated 3 October 2003
99.2	Telstra Annual Report 2003
99.3	Telstra Annual Review 2003
99.4	Telstra 2003/2004 First Quarter Market Update